Capitalisation and Indebtedness	Exhibit 99.4

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2013. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 30 June 2013

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	75

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	100

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	240

Group shareholders’ equity	£m

Called up share capital	2,402

Share premium account	12,092

Other reserves	2,255

Other shareholders’ funds	567

Retained earnings	39,458

Shareholders’ equity excluding non-controlling interests	56,774

Non-controlling interests	2,620

Total shareholders’ equity	59,394

Group indebtedness(1)

Subordinated liabilities	23,270

Debt securities in issue(2)	102,946

Total indebtedness	126,216

Total capitalisation and indebtedness(5)	185,610

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	17,641

Performance guarantees, acceptances and endorsements	6,013

Total contingent liabilities	23,654

Documentary credits and other short-term trade related transactions	1,229

Standby facilities, credit lines and other commitments	260,970

1.	“Group indebtedness” includes interest accrued as at 31 December 2012 in accordance with International Financial Reporting Standards.
2.	In addition to this there were £50,523 million of debt securities in issue accounted for on a fair value basis as at 30 June 2013.

Barclays Bank PLC – 2013 Interim Results	1